UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(FINAL AMENDMENT)

ARES PRIVATE MARKETS FUND

(Name of Subject Company (Issuer))

ARES PRIVATE MARKETS FUND

(Name of Filing Person(s) (Issuer))

CLASS A, CLASS D AND CLASS I SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

04020B202; 04020B301; 04020B103
(CUSIP Number of Class of Securities)

Andrew Flippo

c/o Ares Capital Management II LLC

245 Park Avenue

44th Floor

New York, NY 10167

(212) 750-7300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Nicole M. Runyan, P.C.

Kim E. Kaufman

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Item 1 through Item 9 and Item 11.

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed on May 31, 2024 by Ares Private Markets Fund (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $43,269,706.13 of shares of beneficial interest of the Fund ("Shares") upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Schedule TO.

This is the Final Amendment to the Schedule TO and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended:

1. The Offer expired at 11:59 p.m., Eastern Time, on June 28, 2024.

2. 9,133.05 Class A Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Class A Shares were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer. Total payment by the Fund for Class A Shares was $294,274.60, which reflects the cumulative amount payable by the Fund based on the net asset value per Class A Share as of June 30, 2024, minus any early repurchase fee.

3. 3,712.97 Class D Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Class D Shares were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer. Total payment by the Fund for Class D Shares was $122,664.71, which reflects the cumulative amount payable by the Fund based on the net asset value per Class D Share as of June 30, 2024, minus any early repurchase fee.

Item 12(b). Filing Fee

Filing Fee Exhibit

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ares Private Markets Fund

By:	/s/ Barry Miller
Name:	Barry Miller
Title:	Chief Executive Officer and President

August 5, 2024